

November 10, 2011

Via E-mail
David H. Lesser
CEO & Chairman of the Board
Power REIT
55 Edison Avenue
West Babylon, NY 11704

> **Re:** **Power REIT**
> **Registration Statement on Form S-4**
> **Filed November 8, 2011**
> **File No. 333-177802**

Dear Mr. Lesser:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 in our letter to Pittsburgh & West Virginia Railroad dated November 3, 2011 that you meet the transaction eligibility requirements pursuant to General Instruction I.B.4 for S-3. Please note that "meets the requirements for use of Form S-3" is defined narrowly for the purposes of Form S-4 and does not encompass rights offerings registered on Form S-3 pursuant to General Instruction I.B.4. Therefore, please tell us how you meet the requirements to incorporate by reference on Form S-4 or provide the required information. Refer to General Instruction B.1.a.(ii) of Form S-4.

Exhibit 8.1

2.   We note that counsel's opinion states that it is not rendering any opinion as to the past, present, or future status of the Company or PW as a real estate investment trust under the Code. However we also note that the discussion under "Material U.S. Federal Income Tax Consequences" represents the opinion of counsel and that counsel has opined that you will be organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code within that section on page 17. Please revise your opinion for consistency.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Kevin Acklin
       Leech Tishman Fuscaldo & Lampl LLC